_______________________________________________________________________________

Astris Energi Inc. · 6-K · For 08/04/05,  Filed On 08/04/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 04, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
--------------------------------------------------------------------------------
(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
--------------------------------------------------------------------------------
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 08/04/05, Filed On 08/04/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated August 04, 2005	3

EXHIBIT 1

ASTRIS ENERGI SECURES FUEL CELL FUNDING FROM CZECH REPUBLIC MINISTRY OF INDUSTRY

TOTAL FUNDING OF 8,750,000 CZECH CROWNS

MISSISSAUGA, ONTARIO, CANADA, August 4, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that Astris s.r.o., the wholly owned European subsidiary of Astris Energi Inc., received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Astris’ fuel cell development efforts at its Czech based subsidiary.

The amount of funding will be approx. 8,750,000 Czech Crowns (CZK) or approx. USD $0.4 million against anticipated program spending of 17,500,000 CZK or approx. USD$0.8 million over the next 2 ½ years. Every USD $1 spent in the Czech Republic is the equivalent of at least USD $5 spent in North America.

Currently the largest fuel cell grant ever awarded by the MPO in the Czech Republic, it is indicative of the growing global government support for fuel cells. The work will be carried out by the Astris scientific team in cooperation with several leading academic and industrial institutions, including the Institute of Macromolecular Chemistry of the Academy of Sciences of Czech Republic, and the Department of Chemical Technology of University of Pardubice.

Astris Energi Inc. invested into building a pilot production line for its POWERSTACK™ MC250 product at the Astris s.r.o., Vlasim, Czech Republic facility. The facility was originally selected by Astris for both its technical capabilities as well as its significantly lower cost structure. Much of the continued development and ongoing improvement of the company’s AFC technology is carried out there, due to the significant cost savings for labour and overhead. The new project and the government assistance received will ascertain that Astris will maintain its position at the leading edge of fuel cell technology for terrestrial use, in the preferred fields of fuel cell generators, backup power and specialty vehicles such as forklifts and golf cars.

”We would like to thank the Ministry of Industry and Trade for awarding us this grant to continue our fuel cell development activity in the Czech Republic. This funding is particularly timely, in that we are committed to invest in improved manufacturing processes to further reduce costs and accelerate time to commercial product,” stated Jiri Nor, CEO and President. “This grant will enable us to remain on the leading edge of fuel cell commercialization. “

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the, economically more favourable, alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1-800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.